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                            May 20, 2021

       Gerald Proehl
       President and Chief Executive Officer
       Dermata Therapeutics, Inc.
       3525 Del Mar Heights Rd., #322
       San Diego, CA 92130

                                                        Re: Dermata
Therapeutics, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted May 7,
2021
                                                            CIK No. 0001853816

       Dear Mr. Proehl:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on May 7, 2021

       Business
       Intellectual Property Portfolio
       Patent Portfolio
       DMT310, page 105

   1. We note your disclosure that patents related to DMT310 are expected to expire between
                                                        2022 and 2023. Please
revise to state whether such expiry is expected to have a material effect on your
business, including any impact on future operations and the financial position of the
company.
 Gerald Proehl
Dermata Therapeutics, Inc.
May 20, 2021
Page 2

       You may contact Tracy Houser at 202-551-3736 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson at 202-551-5880 or Christine Westbrook at 202-551-5019 with any other questions.



                                                          Sincerely,
FirstName LastNameGerald Proehl
                                                          Division of
Corporation Finance
Comapany NameDermata Therapeutics, Inc.
                                                          Office of Life
Sciences
May 20, 2021 Page 2
cc:       Steven Skolnick, Esq.
FirstName LastName